SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 7, 2003

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 7, 2003

SCOR (Registrant)

	By:	/s/ MAURICE TOLEDANO

Maurice Tolédano, Principal Financial Officer

Press releases of July 5, 2003
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SCOR regrets Standard & Poor’s decision

SCOR regrets the decision of Standard & Poor’s to downgrade the Group. This decision does not reflect the improvement in the Group’s financial condition following reserves booked and recapitalization at the end of 2002. Nor does it reflect the impact of the recovery measures introduced since that time. The “Back on Track” plan adopted in November 2002 is being implemented rigorously and is starting to bear fruit.

Regarding CRP, it was decided that this subsidiary would cease writing all further business with effect from January 2003. Commutations are now in progress, as are talks with a potential buyer.

Concerning the credit derivatives portfolio, SCOR wishes to make clear that no new business has been written in this specialty since October 2001, and that reserving policy on this portfolio is closely linked to observed loss trends.

SCOR intends to maintain its prudent underwriting policy and to strengthen its balance sheet in order to ensure optimum security for its customers. The decision to spin-off its life reinsurance activities to a newly-created subsidiary will help to further this policy.

Certain statements contained in this document may constitute forward-looking statements, and factors of risk and uncertainties may cause actual events and financial results to vary significantly from the information supplied herein. Details of these risk factors are described in the company’s annual report.

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SCOR to create life reinsurance subsidiary

SCOR Group has decided to spin off its life reinsurance operations and to transfer its entire existing life reinsurance business worldwide and corresponding assets to a separate entity. The capital of this new entity may be opened up to outside partners.

This operation forms part of the Group’s wider ongoing reorganization and will further promote the development of its life reinsurance activities.

Certain statements contained in this document may constitute forward-looking statements, and factors of risk and uncertainties may cause actual events and financial results to vary significantly from the information supplied herein. Details of these risk factors are described in the company’s annual report.